Prenetics Global Limited Announces Proposed Public Offering

CHARLOTTE, N.C., October 24, 2025 - Prenetics Global Limited (“Prenetics” or the “Company”), a leading health sciences company, today announced that it has commenced a public offering of shares of its Class A Ordinary Shares (or prefunded warrants in lieu thereof) and common warrants (the “Offering”). The Company will allocate proceeds from the offering toward the global expansion of IM8, driven by its explosive growth, and the strategic accumulation of Bitcoin (BTC) as part of its pioneering dual-pronged health and wealth strategy.
The Offering is subject to market conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

Dominari Securities LLC is acting as the sole placement agent for the Offering

This Offering is being made pursuant to an effective shelf registration statement on Form F-3, as amended (No. 333-288824), declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2025. A preliminary prospectus supplement and accompanying shelf prospectus (“Shelf Prospectus”) describing the terms of the Offering will be filed with the SEC and will be available on the SEC’s website located at https://www.sec.gov. Electronic copies of the preliminary prospectus supplement (together with the final prospectus supplement for this Offering, the “Prospectus Supplement”) and the accompanying Shelf Prospectus may be obtained, when available, by contacting Dominari Securities LLC, Attention: Syndicate Department, 725 5th Ave 23 Floor, New York, NY 10022, by email at info@dominarisecurities.com, or by telephone at (212) 393-4500.

Before investing in this Offering, interested parties should read, in their entirety, the Prospectus Supplement and the Shelf Prospectus and the other documents that the Company has filed with the SEC pertaining to the Offering and that are incorporated by reference in the Prospectus Supplement and the Shelf Prospectus, which provide more information about the Company and such Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Prenetics

Prenetics (NASDAQ: PRE) is a leading health sciences company redefining the future of health and longevity through IM8, its flagship consumer brand co-founded with David Beckham and now one of the world’s fastest-growing supplement brands.

As the first consumer health company to establish a Bitcoin treasury, Prenetics continues to pioneer at the intersection of health innovation and digital assets — purchasing 1 Bitcoin per day, now totaling 272 BTC as of October 24, 2025.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Prenetics may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Prenetics’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: market conditions that would influence the actual size or terms of the

Offering; the Company’s ability to complete the offering, the Company’s ability to execute its new Bitcoin treasury strategy; the volatility of Bitcoin; the Company’s ability to manage its growth and expansion; the Company’s ability to compete in the highly competitive consumer health market; and other risks and uncertainties. Further information regarding these and other risks is included in Prenetics’ filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Prenetics does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com